

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

December 31, 2007

Mr. Ted Finkelstein, Esq.
General Counsel
Gilman & Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, New York 12603

**Re: Gilman & Ciocia, Inc.
            Registration Statement on Form S-1
            File No. 333-146955
            Supplemental Response Provided on December 18, 2007**

Dear Mr. Finkelstein:

        We have limited our review of your Form S-1 to consideration of the basic structure of your offering, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment and are unable to agree. We especially note that Wynnefield group is selling over 60% of the company's public float and that these shares were acquired less than four months ago. We also note that Wynnefield executed a stockholder's agreement with management concerning the voting of their shares. As a result, we believe that the shares being offered by the Wynnefield group constitute an indirect primary offering. Therefore, Wynnefield should be identified as an underwriter in the filing and the offering price of all the shares being sold on the registration statement by all selling shareholders must be fixed for the duration of the offering, consistent with Rule 415.

Selling Stockholders, page 9

2. Revise the table to include all the shares subject to the stockholders agreement in the beneficial ownership totals for all parties to the stockholders agreement. As a result, each party's total should reflect 68.9% of the company's outstanding shares of common stock. See Rule 13d-3.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Robert J. Mittman, Esq. (by facsimile)
        212-885-5557